UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM SD

Specialized Disclosure Report

ALPHATEC HOLDINGS, INC.

(Exact Name of Registrant as Specified in Charter)

Delaware	000-52024	20-2463898
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

1950 Camino Vida Roble

Carlsbad, California 92008

(Address of Principal Executive Offices)

J. Todd Koning

Executive Vice President and Chief Financial Officer

(760) 431-9286

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2020.

Section 1 – Conflict Minerals Disclosure

Item 1.01	Conflict Minerals Disclosure and Report

This Form SD of Alphatec Holdings, Inc. (“Alphatec” or the “Company”) is filed pursuant to Rule 13p-1 promulgated under the Securities Exchange Act of 1934, as amended, for the reporting period January 1, 2020 to December 31, 2020.

Item 1.02	Exhibit

As specified in Section 2, Item 2.01 of this Form SD, Alphatec is hereby filing its Conflict Minerals Report as Exhibit 1.01 to this report.  The Conflict Minerals Report is also available on the “Investor Relations” page of the Company’s website, located at: http://www.atecspine.com.

Section 2 – Exhibits

Item 2.01

The following exhibit is filed as part of this Form SD.

Exhibit No.	Description

1.01	Conflict Minerals Report of Alphatec Holdings, Inc. for the Year Ended December 31, 2020

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Date: May 20, 2021	ALPHATEC HOLDINGS, INC.

	By:	/s/ J. Todd Koning
Name: J. Todd Koning
Title: Executive Vice President and Chief Financial Officer